Exhibit 99.110

NexTech’s Industry-Leading WebAR Solution

Adopted by Major Firearms Distributor Davidson’s Inc

New York, NY – Toronto, ON – December 13th, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce and AR learning applications is pleased to announce Davidson’s Inc., one of the largest American firearms distributors, has now adopted NexTech’s AR for both its B2C and B2B business. This is the first sign-up of the previously announced new major expansion contract with Walther Arms to provide its dealers, numbering in the thousands, with the WebAR 3D experience.

As an early adopter, Walther has had the opportunity to analyze the NexTech data and analytics dashboard and based on the extremely positive results, has agreed to cover the cost for their top 25 dealers to adopt AR and specifically the PPQ M2. Davidson’s Inc. facilitates every major American brand of firearms including; Walther, Smith & Wesson, Glock, Browning, Colt, Sig Sauer and many others. NexTech AR plans to work with them to revolutionize the industry with web-based AR.

Dominic Romito Director, Davidson’s Web & eCommerce states, “The development and adoption of AR tech will go a long way to allowing customers to truly experience a product before they purchase. At Davidson’s, we are excited to incorporate Walther’s Q5 Match AR model onto our product pages and believe that adopting this technology early will help the industry move forward as a whole.”

Evan Gappelberg, CEO of NexTech comments. “Working with Walther has been great as Walther has really shared our vision and has been the perfect customer and partner for NexTech. As Walther introduces us to Davidson’s, it really opens up our business model with Walther into their strong base of 5000 global dealers and retailer network”. He continues, “With NexTech’s augmented reality platform for eCommerce, Davidson’s and other dealers will be able to increase their customer engagement, add to cart rates, and revenue while reducing product returns, all visible and measurable through our real-time analytics dashboard. We are looking forward to continuing to expand our AR value proposition within the firearms industry with product training, which provides huge value and growth opportunities for both of our companies.”

About Davidson’s Inc.

As one of the nation’s largest firearm distributors, Davidson’s maintains a huge inventory of quality firearms from the world’s top manufacturers including: Walther, Smith & Wesson, Glock, Browning, Colt, Sig Sauer and many others. According to NSSF the Firearms industry was worth $52.1 billion to the US economy in 2018.

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The Company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.NexTechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@NexTechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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